SUNERGY, INC.

2575 Palmerston Avenue

West Vancouver, B.C.

Canada V7V 2W4

Telephone: (604) 809-9400

Fax: (778)737-1299

September 11, 2008

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Attention:  Gary Newberry

Dear Sirs:

Re:

Regarding the comments of your letter dated July 18, 2008

File Number 0-52767

Internal Control Over Financial Reporting

The Company has addressed your comment on Internal Control Over Financial Reporting for the period ending December 31, 2007 by filing an amended 8A(T) section in the 10-KSB/A.

This Amendment No. 1 to our Annual Report on Form 10-KSB ("Amendment") for the year ended December 31, 2007, which was originally filed on April 14, 2008 (the "Original Filing") is for the purpose of including management's assessment of internal control for the year ended December 31, 2007 in Part II, Item 8A(T), and revising the certifications of the Principal Executive Officer and Principal Financial Officer pursuant to Section 302 and 906 of the Sarbanes-Oxley Act to conform with Item 601(b)(31) of Regulation S-B.  Part II, Item 8A(T) in this Amendment replaces Part II, Item 8A in the Original Filing.

Form Type

The Company has reviewed the 10-QSB filed for the period ending March 31, 2008 and although we did not use the updated form type 10-Q for this period, we are of the opinion that the 10-QSB contains all required material information and that the document does not need correcting just to reflect proper form type. We have already filed our quarterly report for the period ending June 30, 2008 as requested, on the new 10-Q form.

The Company is responsible for the adequacy and accuracy of the disclosure in this filing.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

SUNERGY, INC.

PER:  /s/ Christian Brulé

CHRISTIAN BRULÉ

President